# SEC Schedule 13D/A (Amendment No. 30) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lions Gate Entertainment Corp., CIK 0000929351
CUSIP: 535919401
Title of class of securities: Class A Voting Shares, no par value
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0001398432-09-000107
Filed by CIK 0001194368
Persons authorized to receive notices and communications: Janet Yeung, MHR Fund Management LLC, 40 West 57th Street, Floor 24, New York, New York (NY), 10019, (212) 262-0005

## Reporting persons
- MHR INSTITUTIONAL PARTNERS III LP (CIK 0001391121): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 11,874,473; shared voting power 0; sole dispositive power 11,874,473; shared dispositive power 0; aggregate amount beneficially owned 11,874,473 (14.2% of the class)
  Comment: The amounts listed above do not reflect any Class A Voting Shares held by Discovery Lightning Investments Ltd. ("Discovery"), Liberty Global Incorporated Limited ("Liberty"), John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.
- MHR INSTITUTIONAL ADVISORS III LLC (CIK 0001391563): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 11,874,473; shared voting power 0; sole dispositive power 11,874,473; shared dispositive power 0; aggregate amount beneficially owned 11,874,473 (14.2% of the class)
  Comment: The amounts listed above do not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.
- MHR FUND MANAGEMENT LLC (CIK 0001277742): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 20,127,660; shared voting power 0; sole dispositive power 20,127,660; shared dispositive power 0; aggregate amount beneficially owned 20,127,660 (24.1% of the class)
  Comment: The amounts listed above do not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.
- MHR HOLDINGS LLC (CIK 0001552702): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 20,127,660; shared voting power 0; sole dispositive power 20,127,660; shared dispositive power 0; aggregate amount beneficially owned 20,127,660 (24.1% of the class)
  Comment: The amounts listed above do not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.
- MARK H. RACHESKY, M.D. (CIK 0001194368): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 20,233,455; shared voting power 0; sole dispositive power 20,233,455; shared dispositive power 0; aggregate amount beneficially owned 20,233,455 (24.2% of the class)
  Comment: The amounts listed above do not reflect any Class A Voting Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.
  
  This statement on Schedule 13D (this "Statement") amends and supplements, as Amendment No. 30, the Schedule 13D filed on March 18, 2009 (the "Original Schedule 13D"), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1"), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D ("Amendment No. 2"), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D ("Amendment No. 3"), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D ("Amendment No. 4"), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D ("Amendment No. 5"), on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D ("Amendment No. 6"), on September 1, 2011 by Amendment No. 7 to the Original Schedule 13D ("Amendment No. 7"), on September 8, 2011 by Amendment No. 8 to the Original Schedule 13D ("Amendment No. 8"), on September 15, 2011 by Amendment No. 9 to the Original Schedule 13D ("Amendment No. 9"), on October 17, 2011 by Amendment No. 10 to the Original Schedule 13D ("Amendment No. 10"), on January 19, 2012 by Amendment No. 11 to the Original Schedule 13D ("Amendment No. 11"), on February 6, 2012 by Amendment No. 12 to the Original Schedule 13D ("Amendment No. 12"), on May 14, 2012 by Amendment No. 13 to the Original Schedule 13D ("Amendment No. 13"), on January 10, 2013 by Amendment No. 14 to the Original Schedule 13D ("Amendment No. 14"), on June 3, 2013 by Amendment No. 15 to the Original Schedule 13D ("Amendment No. 15"), on January 30, 2015 by Amendment No. 16 to the Original Schedule 13D ("Amendment No. 16"), on April 9, 2015 by Amendment No. 17 to the Original Schedule 13D ("Amendment No. 17"), on April 30, 2015 by Amendment No. 18 to the Original Schedule 13D ("Amendment No. 18"), on September 4, 2015 by Amendment No. 19 to the Original Schedule 13D ("Amendment No. 19"), on November 13, 2015 by Amendment No. 20 to the Original Schedule 13D ("Amendment No. 20"), on February 5, 2016 by Amendment No. 21 to the Original Schedule 13D ("Amendment No. 21"), on July 1, 2016 by Amendment No. 22 to the Original Schedule 13D ("Amendment No. 22"), on December 9, 2016 by Amendment No. 23 to the Original Schedule 13D ("Amendment No. 23"), on December 21, 2018 by Amendment No. 24 to the Original Schedule 13D ("Amendment No. 24"), on October 3, 2019 by Amendment No. 25 to the Original Schedule 13D ("Amendment No. 25"), on March 17, 2020 by Amendment No. 26 to the Original Schedule 13D ("Amendment No. 26"), on May 6, 2020 by Amendment No. 27 to the Original Schedule 13D ("Amendment No. 27"), on November 21, 2022 by Amendment No. 28 to the Original Schedule 13D ("Amendment No. 28") and on May 13, 2024 by Amendment No. 29 to the Original Schedule 13D ("Amendment No. 29" and together with Amendment No. 1 through Amendment No. 28 and the Original Schedule 13D, the "Schedule 13D") and relates to Class A Voting Shares, no par value per share (the "Class A Voting Shares"), of Lions Gate Entertainment Corp. (the "Issuer"). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 29.

## Item 1. Security and Issuer
Title of class of securities: Class A Voting Shares, no par value
Name of issuer: Lions Gate Entertainment Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Item 6 to this Statement is hereby incorporated by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Reference is made to that certain plan of arrangement (the "Plan of Arrangement") that will result in the separation of the businesses of Lionsgate Studios Corp., a British Columbia corporation ("LG Studios"), from the other businesses of the Issuer, including the STARZ-branded premium subscription platforms (the "Starz Business"), through a series of transactions (the "Transactions"), as further described by the Issuer on Amenment No. 3 to Form S-4 filed on January 27, 2025.

In connection with the closing of the Transactions contemplated by the Plan of Arrangement, Fund Management and certain of its affiliates expect to enter into the following agreements:

- an amended and restated investor rights agreement with the Issuer, which generally duplicates the provisions of the existing Investor Rights Agreement (the "Starz IRA"), including board designation and preemptive rights in the Issuer, in the form set forth as Exhibit 99.1 hereto;

- an amended and restated investor rights agreement with LG Studios, which generally duplicates the provisions of the LG Studios Investor Rights Agreement (the "LG Studios IRA"), including board designation and preemptive rights in LG Studios, in the form set forth as Exhibit 99.2 hereto;

- a voting agreement with the Issuer, which generally duplicates the provisions of the Voting and Standstill Agreement (as modified to remove those provisions that are no longer applicable) (the "Starz Voting Agreement"), in the form set forth as Exhibit 99.3 hereto;

- a voting agreement with LG Studios, which generally duplicates the provisions of the Voting and Standstill Agreement (as modified to remove those provisions that are no longer applicable) (the "LG Studios Voting Agreement"), and applies such provisions to LG Studios, in the form set forth as Exhibit 99.4 hereto;

- a registration rights agreement with the Issuer, which generally duplicates the provisions of the Registration Rights Agreement (the "Starz Registration Rights Agreement"), in the form set forth as Exhibit 99.5 hereto;

- a registration rights agreement with the LG Studios, which generally duplicates the provisions of the Registration Rights Agreement (the "LG Studios Registration Rights Agreement"), and applies such provisions to LG Studios, in the form set forth as Exhibit 99.6 hereto.

Upon the entry into the foregoing agreements, the existing Investor Rights Agreement, the LG Studios Investor Rights Agreement, the Voting and Standstill Agreement and the Registration Rights Agreement would all terminate in accordance with their respective terms.

The foregoing descriptions of the Starz IRA, LG Studios IRA, Starz Voting Agreement, LG Studios Voting Agreement, Starz Registration Rights Agreement and LG Studios Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibit 99.1 through Exhibit 99.6 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Form of Starz IRA, by and among Fund Management, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.27 to the Amendment No. 3 to Form S-4 filed on January 27, 2025).

99.2 Form of LG Studios IRA, by and among Fund Management, the LG Studios and the other parties thereto (incorporated by reference to Exhibit 10.23 to the Amendment No. 3 to Form S-4 filed on January 27, 2025).

99.3 Form of Starz Voting Agreement, by and among Fund Management, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.28 to the Amendment No. 3 to Form S-4 filed on January 27, 2025).

99.4 Form of LG Studios Voting Agreement, by and among Fund Management, the LG Studios and the other parties thereto (incorporated by reference to Exhibit 10.24 to the Amendment No. 3 to Form S-4 filed on January 27, 2025).

99.5 Form of Starz Registration Rights Agreement, by and among Fund Management, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.29 to the Amendment No. 3 to Form S-4 filed on January 27, 2025).

99.6 Form of LG Studios Registration Rights Agreement, by and among Fund Management, the LG Studios and the other parties thereto (incorporated by reference to Exhibit 10.25 to the Amendment No. 3 to Form S-4 filed on January 27, 2025).

## Signatures
- MHR INSTITUTIONAL PARTNERS III LP: /s/ Janet Yeung, Authorized Signatory (01/28/2025)
- MHR INSTITUTIONAL ADVISORS III LLC: /s/ Janet Yeung, Authorized Signatory (01/28/2025)
- MHR FUND MANAGEMENT LLC: /s/ Janet Yeung, Authorized Signatory (01/28/2025)
- MHR HOLDINGS LLC: /s/ Janet Yeung, Authorized Signatory (01/28/2025)
- MARK H. RACHESKY, M.D.: /s/ Janet Yeung, Attorney-in-Fact (01/28/2025)